Four Corners Property Trust

NYSE: FCPT

FCPT

INVESTOR PRESENTATION FEBRUARY 2025

FORWARD LOOKING STATEMENTS AND DISCLAIMERS

Cautionary note regarding forward-looking statements:
This presentation contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include all statements that are not historical statements of fact and those regarding FCPT's intent, belief or expectations, including, but not limited to, statements regarding: operating and financial performance, acquisition pipeline, expectations regarding the making of distributions and the payment of dividends, and the effect of pandemics on the business operations of FCPT and FCPT's tenants and their continued ability to pay rent in a timely manner or at all. Words such as "anticipate(s)," "expect(s)," "intend(s)," "plan(s)," "believe(s)," "may," "will," "would," "could," "should," "seek(s)" and similar expressions, or the negative of these terms, are intended to identify such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made and, except in the normal course of FCPT's public disclosure obligations, FCPT expressly disclaims any obligation to publicly release any updates or revisions to any forward-looking statements to reflect any change in FCPT's expectations or any change in events, conditions or circumstances on which any statement is based. Forward-looking statements are based on management's current expectations and beliefs and FCPT can give no assurance that its expectations or the events described will occur as described.

For a further discussion of these and other factors that could cause FCPT's future results to differ materially from any forward-looking statements, see the risk factors described under the section entitled "Item 1A. Risk Factors" in FCPT's annual report on Form 10-K for the year ended December 31, 2024 and other risks described in documents subsequently filed by FCPT from time to time with the Securities and Exchange Commission.

Notice regarding non-GAAP financial measures:
The information in this communication contains and refers to certain non-GAAP financial measures, including FFO and AFFO. These non-GAAP financial measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures should not be considered replacements for, and should be read together with, the most comparable GAAP financial measures. Reconciliations to the most directly comparable GAAP financial measures and statements of why management believes these measures are useful to investors are included in the supplemental financial and operating report, which can be found in the Investors section of our website at www.fcpt.com, and on page 40 of this presentation.





CONTENTS

A UNIQUE PLATFORM WITHIN NET LEASE

HIGH-QUALITY PORTFOLIO

- **Service focused portfolio leased to e-commerce resistant tenants**
- **Strong tenant rent coverage**, **national brands and low rents** provide for high tenant retention and limited vacancies

TRANSPARENT, ANALYTICAL, DISCIPLINED INVESTMENT PHILOSOPHY

- **Focus on cost of capital and positive investment spread**
- **Data-driven underwriting scorecard** objectively scores every property
- **FCPT announces every property acquisition and disposition**

ACCRETIVE DIVERSIFICATION

- **163 brands** – Grown from four brands (single tenant) to diversified portfolio
- **Small box retail net lease** – principally restaurants, auto service, medical retail
- **Disciplined pricing** approach focused on maintaining strong credit parameters and high-quality tenant based

INVESTMENT GRADE BALANCE SHEET

- **Conservative leverage range** (currently 4.9x inclusive of undrawn equity forwards)
- **Well-laddered maturity schedule** of predominately fixed-rate debt
- **Significant liquidity**, 100% unencumbered assets, high fixed charge coverage

REPRESENTATIVE BRANDS
FEBRUARY 2025

            

FCPT'S DIFFERENTIATED APPROACH WITHIN NET LEASE

1 Tactical, Granular Portfolio Building

- **Portfolio is led by Darden**, an investment grade restaurant operator and a premier net lease tenant
- **Analytical underwriting utilizes a proprietary scorecard balanced between tenant credit and real estate quality**. This consistent, objective model maintains investment discipline and guides asset management
- **Quality first focus with fungible real estate**. Excellent visibility and access paired with strong underlying demographics
- **Granular acquisitions with low value at risk**. Average purchase price of ~$3mm in 2024

2 Thoughtful, Superior Capital Raising & Allocation

- **Focus on the most efficient means to source capital**. Seek to find investments that earn positive spread on Day 1
- **Modulates equity issuance and acquisition volume**. Waiting to grow the portfolio when cost of capital is in favor
- **Use of the at-the-market (ATM) equity program minimizes fees and discounts**. It also allows for closely aligned sources and uses
- **Long track record of conservative leverage** and laddered maturity schedule
- **Avoid sacrificing quality for spread**. New acquisitions moderated if market conditions eliminate accretion

3 "Shareholders First" Approach

- **Hyperfocused approach leads to high lease renewal rates**. Very few tenant credit issues and high occupancy
- **Industry-leading EBITDAR coverage of 4.9x**. Peer average is ~3x
- **FCPT has largely avoided problem tenants and sectors.** No current investments in pharmacies, gyms, movie theaters
- **Low overhead and minimal capital expenditures**. Lean team with highly efficient G&A spend

RECENT HIGHLIGHTS



- During Q4, FCPT acquired 45 properties for $133 million at a 7.0% cap rate, one of our busiest investment quarters in Company history

- The second half of 2024 proved to be a resounding return to action as our cost of capital became more favorable and sellers were more flexible on price negotiations. **FCPT was able to execute deals at strong pricing while simultaneously avoiding traveling up the risk spectrum**

- FCPT remained active on the ATM in Q4, raising over $102 million. Total unsettled equity forwards as of 12/31/2024 is $98 million

- FCPT closed on a new, upsized credit facility agreement in January 2025. The new agreement increases overall capacity to a total of $940 million, including increasing the capacity of the revolving credit facility $100 million to $350 million and a new $225 term loan, for incremental proceeds of $75 million. The additional $75 million of term loans are hedged at a 4.6% all-in rate, and FCPT now has no debt maturities until 2026

- FCPT continues to avoid problem net lease subsectors, including theaters, pharmacies, and big box retail

- While Darden Restaurants remains a steady anchor for our portfolio, FCPT's growth efforts have resulted in Darden concentration reducing to just 48% of the portfolio. Olive Garden and LongHorn are now 34% and 10% of the portfolio, respectively

FCPT AT A GLANCE

PORTFOLIO[1]

1,220 leases

163 brands

99.6% occupied

4.9x tenant EBITDAR coverage[2]

1.4% average annual escalator

7.3-year average lease term

56% investment grade[3]

<3.7% expirations before 2027

6,712 SF average asset size
("small box" strategy)

30,218 average daily vehicle count

$66,795 portfolio median HHI

59,862 portfolio average 3-mile population

FINANCIAL

$0.44 AFFO per share (Q4)[4]

$1.73 AFFO per share (2024)

$0.41 FFO per share (Q4)

$0.27 Net Income per share (Q4)

$265 million / 7.1% cap rate of acquisitions in 2024

Over $345 Million liquidity

100% Unencumbered ABR

4.9x net debt to adj. EBITDAre[5] (inclusive of undrawn equity forwards)

4.5x Fixed charge coverage

93% Fixed rate debt

3.7 years weighted average debt maturity

BBB / Baa3 (Stable Outlook) Fitch / Moody's

CONSISTENT ANNUAL ACQUISITION GROWTH

FCPT has consistently delivered growth and diversification through new acquisitions. We focus on credit-worthy tenants, high quality real estate and efficient execution



PROPERTY COUNT

YEAR	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024 [1]
	418	475	515	610	699	799	919	1023	1111	1198
		+57	+40	+95	+89	+100	+120	+104	+88	+87
ACQUISITION VOLUME ($M)	SPIN	$94	$99	$263	$199	$223	$257	$286	$333	$265
CAP RATE	-	6.6%	6.8%	6.5%	6.5%	6.5%	6.5%	6.5%	6.7%	7.1%
AVERAGE SIZE ($M)	-	$1.6	$2.3	$2.7	$2.2	$2.2	$2.1	$2.6	$3.5	$3.0

PORTFOLIO BY BRAND ANNUALIZED BASE RENT

314 leases	34%	Olive Garden
116 leases	10%	LongHorn Steakhouse
82 leases	7%	Chili's
28 leases	2%	Outback Steakhouse
29 leases	2%	
13 leases	2%	Cheddar's Scratch Kitchen
168 leases 32 brands	11%	Auto service
113 leases 23 brands	10%	Other casual dining restaurants
194 leases 37 brands	9%	Quick service restaurants
110 leases 39 brands	9%	Medical retail
53 leases 26 brands	3%	Other retail[2]

The spin-off Darden portfolio remains a strong anchor tenant for FCPT. **Over half the portfolio has been diversified into new restaurant brands, Medical Retail and Auto Service**

FCPT PORTFOLIO

1,220 Leases / **163 Brands**
Annual Base Rent of $240.2 million[1]
34% Olive Garden (vs. 74% at inception)
23% Non-Restaurant Exposure
48% Darden (vs. 100% at inception)



LongHorn Steakhouse
10%
Chili's
7%
Olive Garden Italian Kitchen
34%
Outback Steakhouse
2%
2%
2%
Cheddar's Scratch Kitchen
10%
Other casual dining restaurants
3%
Other retail2
9%
Medical retail
11%
Auto service
9%
Quick service restaurants

LEASE MATURITY SCHEDULE

%ANNUALIZED BASE RENT[1]

Legend:
- Darden Spin
- Other

Bar chart data (Other / Darden Spin values by year):

Year	Other	Darden Spin
2025	1.1%	
2026	2.6%	
2027	4.3%	7.4%
2028	3.4%	7.7%
2029	5.0%	6.6%
2030	3.3%	6.9%
2031	2.9%	6.1%
2032	2.3%	4.3%
2033	8.2%	4.4%
2034	2.3%	
2035	2.2%	
2036	6.1%	
2037	2.5%	
2038	3.3%	
2039	1.2%	
2040	1.3%	
2041	0.8%	
2042	1.5%	
2043	0.4%	
2044	2.1%	

7.3 years
weighted average lease term

99.6%
occupied[2] as of 12/31/2024

< 3.7%
of rental income matures prior to 2027

FCPT has had very high renewal rates on lease maturities to date

COMPANY MOMENTUM SINCE INCEPTION

Team members	4	37	+ 33
Annual base rent[1]	$94.4 million	$240.2 million	+ $145.8 million (+154%)
Properties	418	1,198	+ 780 (+187%)
Brands	5	163	+ 158
% Darden[2]	100%	48%	- 52%
Weighted avg lease term	15 years	7.3 years	- 7.7 years
Equity market cap	$848 million	$2.7 billion	+ $1.9 billion
Enterprise value	$1.3 billion	$3.9 billion	+ $2.6 billion
Rating	UNRATED	BBB (FITCH) Baa3 (MOODY'S)	

We have grown our team, put-in place substantial processes and refined our acquisition and property management capabilities. We have diversified our portfolio and avoided significant credit issues, while maintaining our conservative credit profile and enhancing access to capital



CONTENTS

FEBRUARY 2025

UNIQUE AND HIGHLY SECURE NET LEASE

- **Our portfolio is primarily outparcel properties in high density retail corridors**

- **~79% of rent featuring unique benefits structurally superior to regular-way net lease.** This include the properties with high rent coverage (Darden and Chili's), ground leases, master leases, and investment grade guarantors or operators

  - The original Darden spin-off properties represent a seed portfolio with low rent levels resulting in unmatched rent coverage (5.6x)

  - The ground lease portfolio is characterized by low rents which also typically implies high rent coverage

  - FCPT's investment strategy focuses on acquiring new low rent properties with above average rent coverage

FCPT COVERAGE VS PEERS[1]



4.9x	3.6x	2.9x	2.6x	NA	NA	NA
FCPT	EPRT	O	GTY	NNN	ADC	NTST

**Ground Leased
$147k average rent**

79% structurally superior to regular way net lease

**High Quality Ground & Building Leases
$147k average rent**

21%

11%

46%

**Darden
5.6x coverage**

Other Investment Grade Leases[2]

7%

Master Leased

9%

7%

Chili's

Average Ground Lease Rent:	$147 thousand	11%
Average All Other Leases Rent:	$205 thousand	89%
Average FCPT Portfolio Rent:	$197 thousand	100%

FCPT'S STRONG PORTFOLIO PERFORMANCE

FCPT has one of the highest-quality and consistent portfolios in the net lease sector. We have established a strong track record over time (even through the COVID-19 pandemic)



RENT COLLECTIONS

Q1 2020	Q2 2020	¹ Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
99.5%	98.8%	99.6%	99.6%	99.7%	99.8%	99.8%	99.8%	99.7%	99.9%	99.8%	99.7%	99.9%	99.7%	99.9%	99.8%	99.7%	99.8%	99.8%	99.4%

OCCUPANCY[2]

Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
99.6%	99.6%	99.6%	99.6%	99.7%	99.7%	99.8%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%	99.8%	99.8%	99.6%	99.6%	99.6%	99.6%

GEOGRAPHICALLY DIVERSE PORTFOLIO

- Lower income taxes and growing economies has accelerated a population shift toward low-cost of living states in the southeast

- FCPT's portfolio is primarily suburban and located in fast-growing and diverse regions

- Texas and Florida, our largest states (as measured by Annual Base Rent), were among the highest in-migration states according to the 2024 U-Haul growth index[2]



State Annualized Base Rent[1] (%)

- 5.0%–10.0%
- 3.0%–5.0%
- 2.0%–3.0%
- 1.0 %–2.0%
- <1.0%
- No Properties

DIVERSIFICATION WITH NATIONAL BRANDS

TOP 25 FCPT PORTFOLIO BRANDS[1]

01	02	03	04	05
				

06	07	08	09	10
				

11	12	13	14	15
			 	

16	17	18	19	20
 				

21	22	23	24	25
			 	

FCPT is aligned with leading national brands in their categories

Rank	Brand Name	#	Sq Ft (000s)	Sq Ft / Unit (000s)	% of ABR[1]
1	Olive Garden	314	2,674	8.5	34.2%
2	Longhorn Steakhouse	116	650	5.6	9.7%
3	Chili's	82	450	5.5	7.2%
4	Outback Steakhouse	28	182	6.5	2.5%
5	Buffalo Wild Wings	29	177	6.1	2.4%
6	Cheddar's	13	112	8.6	2.0%
7	Red Lobster	18	130	7.2	1.6%
8	Caliber Collision	28	389	13.9	1.4%
9	Bahama Breeze	10	91	9.1	1.4%
10	Burger King	22	71	3.2	1.4%
11	KFC	33	95	2.9	1.4%
12	Carrabba's	14	93	6.6	1.2%
13	BJ's Restaurant	12	98	8.2	1.2%
14	Take 5 Car Wash	9	35	3.9	1.2%
15	Bob Evans	15	83	5.5	1.2%
16	Oak Street Health	10	87	8.7	1.1%
17	Christian Brothers	9	53	5.8	1.0%
18	Arby's	17	53	3.1	0.8%
19	NAPA Auto Parts	18	129	7.2	0.8%
20	Texas Roadhouse	12	88	7.3	0.8%
21	WellNow Urgent Care[3]	12	44	3.7	0.8%
22	Starbucks	17	38	2.2	0.7%
23	Fresenius	10	80	8.0	0.7%
24	Taco Bell	15	38	2.6	0.6%
25	AFC Urgent Care	9	47	5.3	0.6%
26-163	Other	348	2,020	5.8	22.4%
	Total Lease Portfolio	**1,220**	**8,008**	**6.6**	**100%**

56% Investment Grade by ABR[2]

BALANCED CREDIT AMONG TOP NATIONAL BRANDS

- **Over the nine years since FCPT's inception, we have targeted brands with ubiquitous, attractive real estate and steady underlying tenant credit across the dining, medical, and automotive sectors**
  - 17 of FCPT's Top 25 brands are publicly traded
  - The median real estate footprint of FCPT's Top 25 brands is ~800 stores
  - The median brand sales volume of FCPT's Top 25 brands is $2.9 billion (2023, U.S.)

FCPT's Top 25 Brands

#	Brand	Total Unit Count [1]	2024 Total Sales ($mm) [2]	Publicly Traded?
1	Olive Garden	925	$5,089	Yes (DRI)
2	Longhorn Steakhouse	580	$2,917	Yes (DRI)
3	Chili's	1,209	$4,277	Yes (EAT)
4	Outback Steakhouse	673	$2,269	Yes (BLMN)
5	Buffalo Wild Wings	1,264	N/A	No
6	Cheddar's	181	$2,288	Yes (DRI)
7	Red Lobster	540	N/A	No
8	Caliber Collision	1,800	N/A	No
9	Bahama Breeze	43	$1,285	Yes (DRI)
10	Burger King	7,144	$2,903	Yes (QSR)
11	KFC	31,143	$35,356	Yes (YUM)
12	Carrabba's	210	$710	Yes (BLMN)
13	BJ's Restaurant	218	$1,337	Yes (BJRI)
14	Take 5 Car Wash	1,107	$578	Yes (DRVN)
15	Bob Evans	436	N/A	No
16	Oak Street Health	N/A	N/A	Yes (CVS)
17	Christian Brothers	280	N/A	No
18	Arby's	3,413	N/A	No
19	NAPA Auto Parts	6,000	$23,302	Yes (GPC)
20	Texas Roadhouse	657	$5,100	Yes (TXRH)
21	WellNow Urgent Care	85	N/A	No
22	Starbucks	10,715	$36,121	Yes (SBUX)
23	Fresenius	2,500	$24,070	Yes (FSNUY)
24	Taco Bell	8,564	$16,505	Yes (YUM)
25	AFC Urgent Care	365	N/A	No

FCPT CASUAL DINING: SIZE & SCALE vs. TOP FRANCHISEES

- **Publicly traded casual dining operators maintain a significant size and scale advantage over hundreds of franchisee tenants in the overall restaurant industry**

  - Darden sales are >14x the largest 20 franchisees and >63x the sales of the largest 200 franchisees. Brinker and Bloomin have similar scale advantages

- While restaurants may look similar from the consumer's experience, the supporting credit varies greatly. **Unlike FCPT's typical tenant, many nationally branded restaurants are operated by small franchisees**

Our restaurant exposure is concentrated in large brands and operators with the resources to withstand future economic downturns

FCPT CASUAL DINING ANCHORS vs. FRANCHISE TIMES TOP 200



STORE COUNT (2023)

Darden: 1,914
Brinker: 1,605
Bloomin': 1,189
Median Top 20 Franchisee: 398
Median Top 50 Franchisee: 304
Median Top 100 Franchisee: 165
Median Top 150 Franchisee: 131
Median Top 200 Franchisee: 103



SALES VOLUME ($ millions, 2023)

Darden: $10,488
Brinker: $4,093
Bloomin': $4,005
Median Top 20 Franchisee: $739
Median Top 50 Franchisee: $431
Median Top 100 Franchisee: $287
Median Top 150 Franchisee: $209
Median Top 200 Franchisee: $165

Note: Franchisee sales estimates based on total unit count as provided by Franchise Times and Nation's Restaurant News Top 500 brand average unit volumes

THE BENEFITS OF FCPT'S DARDEN LEASES

- After 9 years of diversifying through new acquisitions, Darden is now ~48% of FCPT's rent roll by ABR[1]

- Darden is a strong anchor tenant for our portfolio and one of the preeminent casual dining operators globally

  - **BBB / Baa2 credit, $11 billion in revenue, $26 billion enterprise value** (as of 2/5/2025)

  - **2,152 restaurants and over 190,000 employees across 11 brands**

  - **Served 420 million guests over the last fiscal year,** more than one million customers per day

  - **Olive Garden and LongHorn Steakhouse would individually rank as #1 and #8 by sales amongst all U.S. casual dining brands as of 2024** (per *Restaurant Business Online*)

  - **Darden's is the #1 casual dining operator by market capitalization** ($23 billion) **and is ~2x the next largest** (Texas Roadhouse at $12 billion).

  - **~5.6x[2] EBITDAR / rent coverage for** FCPT's owned Darden properties

  - **During the height of the COVID-pandemic, Darden paid all landlords on time** regardless of local regulatory operating restrictions

CONTENTS



FEBRUARY 2025

FCPT'S PRIMARY SECTORS

- Our portfolio is principally leased to restaurants, auto service and medical retail tenants
- The intentional focus on these subsectors reflect a multi-tiered filter that favors fungible, credit-worthy net lease tenants with low rent
- There are many properties in other retail subsectors that meet these thresholds, but we have found the deepest opportunity set within restaurants, auto service, and medical retail


Low Rent & Investment Basis
Fungible Real Estate
(small / medium building size in attractive locations)
National Brands With Strong Credit Profiles
FCPT
Olive Garden
LongHorn Steakhouse
Chili's
BJ's Restaurant Brewhouse
Burger King
Arby's
NAPA
Carrabba's Italian Grill
Caliber Collision
afc
Outback Steakhouse
Cheddar's Scratch Kitchen
Texas Roadhouse
KFC
Our investment approach targets properties with low rent, fungible real estate leased to national brands

ACQUISITION AND UNDERWRITING FRAMEWORK

CREDIT CRITERIA

~50%
- Guarantor credit and health
- Brand durability
- Store performance
- Lease term and structure

REAL ESTATE CRITERIA

~50%
- Location
- Retail corridor strength & demographics
- Access / visibility
- Absolute and relative rent
- Pad site and building reusability

ACQUISITION PHILOSOPHY

- Acquire strong retail brands that are well located with creditworthy lease guarantors

- Seek to purchase assets when accretive to cost of capital with a focus on low basis

- Add leading brands in resilient industries, occupying highly fungible buildings

UNDERWRITING CRITERIA

- FCPT's proprietary scorecard which incorporates over 25 comprehensive categories

- The "score" allows FCPT to have an objective, consistent underwriting model and comparison tool for asset management decisions



SELECTIVE APPROACH TO NET LEASE

- FCPT's initial portfolio was established in 2015, fully constructed after the advent of online shopping

- FCPT utilizes a consistent underwriting process that examines credit and real estate quality prior to investment

- Our disciplined underwriting approach has ultimately led us to generally avoid allocating our time and resources to problem sectors, and do not own offices or industrial assets leased to these sectors

- While we underwrite properties in these sectors and may acquire stores in these sectors in the future, they are not in our current target base and would need to meet our high thresholds to be considered in the future

FCPT HAS AVOIDED:

- **Pharmacies:** 0.0% ABR[1] exposure

  

- **Entertainment:** 0.0% ABR exposure

  

- **Gyms:** 0.0% ABR exposure

   

- **Furniture:** 0.0% ABR exposure

  

- **General Merchandise:** 0.7% ABR exposure

    

- **Dollar Stores:** 0.1% ABR exposure

 

- **Car Washes:** 1.2% ABR exposure

 

- FCPT owns 10 car washes, all acquired at reasonable pricing and rent levels. These sites were selected after reviewing hundreds of locations available for purchase over the years. We will remain highly selective on this sector with a focus on basis and store-level performance

RESTAURANTS

- FCPT seeks to acquire nationally recognized branded restaurants from premier lease guarantors located within the strongest retail corridors

- FCPT has increased its restaurant diversification since inception by targeting a variety of meal price-points, cuisine types, and geographies

- Primary focus on sustainable tenant rents with superior EBITDAR / rent coverage

889 leases

77% of annual base rent[1]

                   

RESTAURANT INDUSTRY TARGETS

FCPT prioritizes tenant credit, fungible real estate, and concept durability in its restaurant investments

FCPT'S CURRENT FOCUS



Casual Dining

Fast Casual

Quick Service

FCPT GENERALLY AVOIDS[1]

In-Line Real Estate



Regional Brands

  

Small Franchisees

Operators with <50 units or <$75 million in revenue

No Drive-Thru or Dine-In Only

These features enhance traffic draw and prove attractive for re-leasing

- FCPT pursues mature, national brands with significant scale in terms of units, revenue, and brand AUV

- FCPT avoids pursuing riskier high-yield dining concepts whose real estate fundamentals or credit does not match that of our core portfolio

- Many existing dining concepts in FCPT's portfolio are in robust retail corridors along major highways or outparcels to big box stores or malls. These sites attract high traffic and have strong underlying demographic data

FCPT REAL ESTATE CHARACTERISTICS: CASUAL DINING & QUICK SERVICE

Olive Garden
HOUSTON, TX

- Adjacent to Willowbrook Mall and several other shopping centers, with ample parking
- Excellent visibility and prominent retail position along frontage of Farm to Market 1960 Road
- Strong brand and credit profile of neighbors, indicating high corridor quality
- Robust surrounding 3-mile demographic profile
  - Population of 100,738
  - Median Household Income of $64,705



Farm to Market 1960 Road – 34,500 Vehicles per Day
FCPT
Olive Garden
To Willowbrook Mall

Restaurants usually require retail density and robust corridors with high traffic and attractive demographics



168 leases

11% of annual base rent[1]

AUTO INDUSTRY

- Principally targeting auto service centers, including collision repair and tire service leased to credit worthy operators. We have made select investments in gas stations with large format convenience stores, car wash and auto part retailers at attractive, low bases
- Focus is on properties that are not dependent on the internal combustion engine and will remain relevant over the longer-term with higher electric vehicle utilization
- Auto service is both e-commerce and recession resistant and tends to operate in high-traffic corridors with good visibility, boosting the intrinsic real estate value and long-term reuse potential
- More limited tenant relocation options due to zoning restrictions lead to high tenant renewal probability























TIRES PLUS · CALIBER COLLISION · Firestone · MR.TIRE · DISCOUNT TIRE · GOODYEAR · MAVIS TIRES & BRAKES AT DISCOUNT PRICES · TireDiscounters · MONRO · TAKE 5 · O'Reilly AUTO PARTS · NTB TIRE & SERVICE CENTERS

AUTO SERVICE INDUSTRY TARGETS

FCPT targets categories for the long-term with high renewal probabilities

FCPT'S CURRENT FOCUS

Collision Service Centers





Caliber Collision; Gerber Collision & Glass

Tire

Firestone; Mavis Tires & Brakes; Discount Tire







Full-Service





NTB Tire & Service Centers; Jiffy Lube

FCPT GENERALLY AVOIDS[1]

High Basis / Franchisee Car Washes & Gas Stations

High basis or small franchisee increases risk and lowers quality

Dealerships & Specialty





Carvana

Rental Services

Equipment Share

- FCPT targets categories in the Auto Industry that are not tied to traditional, gas-powered vehicles as the secular shift to electric vehicles takes place
- FCPT's also targets properties at attractive, low bases and have avoided properties such as high-rent car washes
- These auto and tire service centers are similar to FCPT's legacy portfolio: located in high-traffic corridors with good visibility and in proximity to other retailers

FCPT REAL ESTATE CHARACTERISTICS: AUTOMOTIVE SERVICE

Discount Tire
Coralville, IA

- Outparcel to Coral Ridge Mall, a Brookfield Properties center
- Hard corner and mall ring road provide plenty of vehicle traffic, access, and parking
- Grouped with several other quality restaurant, medical, and retail brands
- Robust surrounding 3-mile demographic profile
    - Population of 30,330
    - Median Household Income of $70,852



2nd Ave – 26,500 Vehicles per Day
Coral Ridge Ave – 28,000 Vehicles per Day
FCPT
To Coral Ridge Mall

Auto service centers focus greatly on visibility and convenient consumer locations

AspenDental
AspenDental

110 leases

9% of annual base rent[1]

MEDICAL RETAIL

- FCPT's largest medical retail exposures are focused on outpatient services: urgent care, dental, primary care, veterinary care, and outpatient / ambulatory surgery centers
- Medical retail is e-commerce and recession resistant given its service-based nature, large customer base and favorable demographic tailwinds
- Operator consolidation and organic growth within medical retail is improving tenant credit and scale
- Medical retail is emerging as an attractive property type with services moving out of hospitals and into lower-cost, retail-centric care centers



























HCA Healthcare
fastpace health urgent care
NVA
thrive PET HEALTHCARE
BarnesCare BJC HealthCare
Stanton OPTICAL
FRESENIUS MEDICAL CARE
AspenDental
HEARTLAND DENTAL
RadNet
Banfield PET HOSPITAL
Covenant HEALTH
afc
Optima DERMATOLOGY
Oak St. Health
vca animal hospitals
DaVita Kidney Care

HEALTHCARE INDUSTRY TARGETS

Healthcare delivery occurs across a spectrum of real estate and operator cost structures

FCPT'S CURRENT FOCUS

Ambulatory Surgery / Outpatient Treatment

Freestanding ER Care

Urgent / Dental / Veterinary

Diagnostic / Imaging Clinic

Primary Care Clinic

FCPT GENERALLY AVOIDS[1]
(Pharmacy & High Accuity)

Pharmacy

Hospital

Inpatient Rehab

Skilled Nursing Facilities

Outpatient Rehab

Home Care

- FCPT target operators provide services that require in-person interaction, while having lighter asset needs and smaller physical building sizes

- FCPT's medical properties are on the lower end of the acuity care spectrum
  - **FCPT does not own and is not currently pursuing skilled nursing, hospitals or rehabilitation facilities**
  - **FCPT does not currently own Pharmacy properties.** Pharmacy is established within net lease, but legacy low growth lease structures and the potential for store closures / shrinking store footprints will limit this as a major category for FCPT

- Medical Retail buildings are similar to FCPT's legacy portfolio – low basis, fungible, and proximate to other retailers







FCPT REAL ESTATE CHARACTERISTICS: MEDICAL RETAIL

WellNow
Chicago, IL

- Adjacent to Walmart, Meijer, Whole Foods, Macy's, and other major anchors
- Signalized hard corner provides plenty of access and exposure to vehicle traffic
- Grouped with several other quality restaurant, medical, and retail brands
- Robust surrounding 3-mile demographic profile
    - Population of 231,219
    - Median Household Income of $65,260

To Walmart, Meijer
S Western Ave – 31,000 Vehicles per Day
W 95th Street – 31,000 Vehicles per Day
FCPT
wellnow Urgent Care
Social Security Administration

Medical retail is increasingly integrated in core suburban retail corridors

CONTENTS



FEBRUARY 2025

CONSERVATIVE FINANCIAL POLICIES

DEBT MATURITY SCHEDULE AS OF 2/1/25 $ MILLIONS (OPTIONS SHOWN AS FULLY EXTENDED)



Note: Term Loan and Revolver maturities are shown fully extended. Pro forma for the extension and upsizing of the credit facility as announced on January 31, 2025

FCPT maintains a well-laddered debt maturity and 100% unencumbered assets to provide financial flexibility

- Weighted average debt maturity ~4.4 years
- No near-term debt maturities

Conservative leverage

- Committed to maintaining conservative 5.5x–6.0x max leverage
- Net debt to adjusted EBITDAre ratio is 4.9x[1] including undrawn net equity forwards as of 12/31/2024

Strong liquidity profile

- $350 million revolver availability
- Conservative dividend payout ratio of approximately 80% of AFFO
- Significant available liquidity including cash and cash equivalents, existing forward equity sale agreements, and undrawn revolver balance

Minimal floating rate exposure

- 93% of debt is fixed rate including the effect of interest rate hedges

Investment grade rated

- Rated BBB by Fitch and Baa3 by Moody's

FCPT'S CONSISTENT LEVERAGE RANGE

FCPT has a stated leverage target of 5.5x-6.0x, but has been below or in the lower range of its target since inception

Discipline around our leverage is embedded into company culture and our approach to funding growth



FCPT HISTORICAL LEVERAGE[1]

Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
5.3x	5.7x	5.3x	5.2x	5.3x	5.6x	5.8x	5.4x	5.7x	5.7x	5.5x	5.6x	5.6x	5.5x	5.6x	5.5x	5.6x	5.7x	4.9x	4.9x

CONTENTS

FEBRUARY 2025

UNDERWRITING GEARED TOWARD HIGHER SALES VOLUME & BRANDS



FCPT focuses on national brands with strong sales volumes and market appropriate rents

FCPT pursues properties within the median range of Casual Dining, Fast Casual and Quick Service;
Concepts with mid-level sales volumes provide rent support, while keeping rent at replaceable levels in case of vacancy

HISTORICALLY TIGHT LEASING MARKET IS KEEPING VACANCY LOW



U.S. gross construction vs. demolition of retail space, square feet



U.S. retail vacancy rate

- Despite an increasing number of retailer bankruptcies, the decade-plus long slowdown in retail space deliveries due to the Global Financial Crisis and the COVID-19 pandemic has minimized vacancies and compressed the tenant replacement timeline

- American retail brands opened more store locations than they closed on a net basis in 2024, with a high concentration in pre-existing buildouts

- ~150 million square feet of aging retail space has been demolished since 2019, further reducing tenant space opportunities

- As the descent of interest rates has flattened and construction costs remain high, supply is unlikely to significantly increase soon

- **FCPT has witnessed the lack of available retail space positively impacting our re-leasing efforts, especially in high quality retail areas**

SUSTAINABILITY FRAMEWORK

Our commitment to sustainability and Environmental, Social and Governance (ESG) principles creates value our shareholders. We continuously review our internal policies to advance in the areas of environmental sustainability, social responsibility, employee well-being, and governance.

For more details, see the FCPT ESG Report and policies on our website





ENVIRONMENT

We evaluate our business operations and the environmental risk aspects of our investment portfolio on an ongoing basis and strive to adhere to sustainable business practices

SOCIAL

We apply values-based negative screening in our underwriting process and do not transact with any tenant, buyer, or seller or acquire any properties with negative social factors. We do not process or have access to any consumer data

OUR TEAM

Our culture is inclusive and team-oriented with a high retention rate. We hire for the long-term and invest in development, with a flat organization that drives employee engagement. We are a certified 'Great Place to Work'

GOVERNANCE

We aim for best-in-class corporate governance structures and compensation practices that closely align the interests of our Board and leadership with those of our stockholders. Four of our eight Board Directors are female and seven are independent, including our chairperson. Only independent Directors serve on the Board's committees

GLOSSARY AND NON-GAAP DEFINITIONS

NON-GAAP DEFINITIONS AND CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This document includes certain non-GAAP financial measures that management believes are helpful in understanding our business, as further described below. Our definition and calculation of non-GAAP financial measures may differ from those of other REITs and therefore may not be comparable. The non-GAAP measures should not be considered an alternative to net income as an indicator of our performance and should be considered only a supplement to net income, and to cash flows from operating, investing or financing activities as a measure of profitability and/or liquidity, computed in accordance with GAAP.

ABR refers to annual cash base rent as of 12/31/2024 and represents monthly contractual cash rent, excluding percentage rents, from leases, recognized during the final month of the reporting period, adjusted to exclude amounts received from properties sold during that period and adjusted to include a full month of contractual rent for properties acquired during that period.

EBITDA represents earnings (GAAP net income) plus interest expense, income tax expense, depreciation and amortization.

EBITDA*re* is a non-GAAP measure computed in accordance with the definition adopted by the National Association of Real Estate Investment Trusts ("NAREIT") as EBITDA (as defined above) excluding gains (or losses) on the disposition of depreciable real estate and real estate impairment losses.

Adjusted EBITDA*re* is computed as EBITDAre (as defined above) excluding transaction costs incurred in connection with the acquisition of real estate investments and gains or losses on the extinguishment of debt.

We believe that presenting supplemental reporting measures, or non-GAAP measures, such as EBITDA, EBITDAre and Adjusted EBITDAre, is useful to investors and analysts because it provides important information concerning our on-going operating performance exclusive of certain non-cash and other costs. These non-GAAP measures have limitations as they do not include all items of income and expense that affect operations. Accordingly, they should not be considered alternatives to GAAP net income as a performance measure and should be considered in addition to, and not in lieu of, GAAP financial measures. Our presentation of such non-GAAP measures may not be comparable to similarly titled measures employed by other REITs.

Tenant EBITDAR is calculated as EBITDA plus rental expense. EBITDAR is derived from the most recent data provided by tenants that disclose this information. For Darden, EBITDAR is updated biannually by multiplying the most recent individual property level sales information (reported by Darden twice annually to FCPT) by the average trailing twelve brand average EBITDA margin reported by Darden in its most recent comparable period, and then adding back property level rent. FCPT does not independently verify financial information provided by its tenants.

Tenant EBITDAR coverage is calculated by dividing our reporting tenants' most recently reported EBITDAR by annual in-place cash base rent.

Funds From Operations ("FFO") is a supplemental measure of our performance which should be considered along with, but not as an alternative to, net income and cash provided by operating activities as a measure of operating performance and liquidity. We calculate FFO in accordance with the standards established by NAREIT. FFO represents net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property and undepreciated land and impairment write-downs of depreciable real estate, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. We also omit the tax impact of non-FFO producing activities from FFO determined in accordance with the NAREIT definition.

Our management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We offer this measure because we recognize that FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions, nor the level of capital expenditures and capitalized leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our financial condition and results from operations, the utility of FFO as a measure of our performance is limited. FFO is a non-GAAP measure and should not be considered a measure of liquidity including our ability to pay dividends or make distributions. In addition, our calculations of FFO are not necessarily comparable to FFO as calculated by other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us. Investors in our securities should not rely on these measures as a substitute for any GAAP measure, including net income.

Adjusted Funds From Operations "AFFO" is a non-GAAP measure that is used as a supplemental operating measure specifically for comparing year over year ability to fund dividend distribution from operating activities. AFFO is used by us as a basis to address our ability to fund our dividend payments. We calculate adjusted funds from operations by adding to or subtracting from FFO:

1. Transaction costs incurred in connection with business combinations
2. Straight-line rent
3. Stock-based compensation expense
4. Non-cash amortization of deferred financing costs
5. Other non-cash interest expense (income)
6. Non-real estate investment depreciation
7. Merger, restructuring and other related costs
8. Impairment charges
9. Other non-cash revenue adjustments, including amortization of above and below market leases and lease incentives
10. Amortization of capitalized leasing costs
11. Debt extinguishment gains and losses
12. Non-cash expense (income) adjustments related to deferred tax benefits

AFFO is not intended to represent cash flow from operations for the period, and is only intended to provide an additional measure of performance by adjusting the effect of certain items noted above included in FFO. AFFO is a widely-reported measure by other REITs; however, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not be comparable to other REITs.

Properties refers to properties available for lease.

RECONCILIATION SCHEDULES

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDARE

(In thousands)	Three Months Ended December 31,		Twelve Months Ended December 31,	
Unaudited	2024	2023	2024	2023
Net Income	$ 26,207	$ 24,459	$ 100,595	$ 95,462
Adjustments:				
Interest expense	12,302	12,361	49,231	44,606
Income tax expense	105	80	308	130
Depreciation and amortization	14,096	13,320	54,514	50,731
EBITDA[1]	**52,710**	**50,220**	**204,648**	**190,929**
Adjustments:				
Gain on dispositions and exchange of real estate	-	(288)	-	(2,341)
Provision for impairment of real estate	-	-	-	-
EBITDA*re*[1]	**52,710**	**49,932**	**204,648**	**188,588**
Adjustments:				
Real estate transaction costs	69	52	163	203
Gain or loss on extinguishment of debt	-	-	-	-
Adjusted EBITDA*re*[1]	**52,779**	**49,984**	**204,811**	**188,791**
Annualized Adjusted EBITDA*re*	$ 211,118	$ 199,938	$ 204,811	$ 188,791

RENTAL REVENUE AND PROPERTY EXPENSE DETAIL

Rental Revenue

(In thousands)	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2024	2023	2024	2023
Rental revenue	$ 58,333	$ 55,284	$ 227,588	$ 210,433
Tenant reimbursement revenue	2,401	2,330	9,546	9,448
Total Rental Revenue	$ 60,734	$ 57,614	$ 237,134	$ 219,881

Property Expenses

(In thousands)	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2024	2023	2024	2023
Tenant expense reimbursed	$ 2,401	$ 2,330	$ 9,546	$ 9,448
Other non-reimbursed property expenses[2]	643	478	2,029	2,102
Total Property Expenses	$ 3,044	$ 2,808	$ 11,575	$ 11,550

FFO & AFFO RECONCILIATION

($000s, except shares and per share data) Unaudited	Three Months Ended December 31,				Twelve Months Ended December 31,			
	2024		**2023**		**2024**		**2023**	
Net income	$	26,207	$	24,459	$	100,595	$	95,462
Depreciation and amortization		14,060		13,284		54,372		50,592
Realized gain on sales of real estate		-		(288)		-		(2,341)
FFO (as defined by NAREIT)	**$**	**40,267**	**$**	**37,455**	**$**	**154,967**	**$**	**143,713**
Straight-line rental revenue		(467)		(1,165)		(3,810)		(5,523)
Deferred income tax benefit[1]		(47)		(27)		(200)		(259)
Stock-based compensation		1,801		1,473		6,987		6,271
Non-cash amortization of deferred financing costs		653		592		2,597		2,311
Non-real estate investment depreciation		36		36		142		139
Other non-cash revenue adjustments		509		551		2,072		2,061
Adjusted Funds From Operations (AFFO)	**$**	**42,752**	**$**	**38,915**	**$**	**162,755**	**$**	**148,713**
Weighted Average Fully diluted shares outstanding[2]		97,283,328		90,817,925		94,179,057		88,861,587
FFO per diluted share	$	0.41	$	0.41	$	1.65	$	1.62
AFFO per diluted share	$	0.44	$	0.43	$	1.73	$	1.67

FOOTNOTES

PAGE 7 FCPT AT A GLANCE
Figures as of 12/31/2024
1. Weighted averages based on contractual Annual Cash Base Rent as defined in glossary, except for occupancy which is based on portfolio square footage. See glossary on page 40 for definitions
2. See glossary on page 40 for tenant EBITDAR and tenant EBITDAR coverage definitions: results based on tenant reporting representing 100% of Darden annual cash base rent (ABR), 55% of other restaurant ABR and 10% of non-restaurant ABR or 66% of total portfolio ABR. We have estimated Darden current EBITDAR coverage using sales results for the reported FCPT portfolio for the twelve months ended November 2024 and the averaged last four quarters brand average margins
3. Investment Grade Ratings represent the credit rating of our tenants, their subsidiaries or affiliated companies
4. See page 40 for non-GAAP definitions, and page 42 for reconciliation of net income to AFFO
5. See page 41 for reconciliation of net income to adjusted EBITDAre and page 40 for non-GAAP definitions. Net debt is calculated as total debt less cash and cash equivalents

PAGE 8 CONSISTENT ANNUAL ACQUISITION GROWTH
1. Figures as of 12/31/2024
Note: Figures exclude capitalized transaction costs. Initial cash yield calculation excludes $2.1 million, and $2.4 million of real estate purchases in our Kerrow operating business for 2019 and 2020, respectively. 2022 initial cash yield reflects near term rent increases and rent credits given at closing; the initial cash yield with rents in place as of closing is 6.4%

PAGE 9 PORTFOLIO BY BRAND ANNUALIZED BASE RENT
1. Represents current Annual Cash Base Rent (ABR) as of 12/31/2024
2. Other retail includes properties leased to cell phone stores, bank branches, grocers amongst others. These are often below market rent leases, and many were purchased through the outparcel strategy

PAGE 10 LEASE MATURITY SCHEDULE
Note: Excludes renewal options. All data as of 12/31/2024
1. Annual cash base rent (ABR) as defined in glossary

PAGE 11 COMPANY MOMENTUM SINCE INCEPTION
1. Annual Cash Base Rent (ABR) as defined in glossary
2. Based on Annual Base Rent

PAGE 13 UNIQUE AND HIGHLY SECURE NET LEASE
1. See glossary on page 40 for tenant EBITDAR and tenant EBITDAR coverage definitions: results based on tenant reporting representing 100% of Darden annual cash base rent (ABR), 55% of other restaurant ABR and 10% of non-restaurant ABR or 66% of total portfolio ABR. We have estimated Darden current EBITDAR coverage using sales results for the reported FCPT portfolio for the twelve months ended November 2024 and the averaged last four quarters brand average margins. Peer data as of latest available public filings
2. Investment Grade Ratings represent the credit rating of our tenants, their subsidiaries or affiliated companies

PAGE 14 FCPT'S STRONG PORTFOLIO PERFORMANCE
1. FCPT reported 92% collected rent in Q2 2020, with 4% abated in return for lease modifications and 3% deferred. FCPT collected the 3% deferred rent in Q4 2020. The 98.8% number above included deferred rent that was paid and the abated rent for which FCPT received beneficial lease modifications
2. Occupancy based on portfolio square footage

PAGE 15 GEOGRAPHICALLY DIVERSE PORTFOLIO
Figures as of 12/31/2024
1. Annual Cash Base Rent (ABR) as defined in glossary
2. Source: U-Haul growth index 2024

PAGE 16 DIVERSIFICATION WITH NATIONAL BRANDS
1. Represents current Annual Cash Base Rent (ABR) as of 12/31/2024 as defined in glossary on page 40
2. Investment Grade Ratings represent the credit rating of our tenants, their subsidiaries or affiliated companies from Fitch, S&P or Moody's
3. Several WellNow locations have been assigned to new entities and rebranded. WellNow remains obligated under the lease at these assigned locations; figure in the table reflects lower lease count and other metrics following the assignment

PAGE 17 BALANCED CREDIT AMONG TOP NATIONAL BRANDS
1. Source: Nation's Restaurant Top 500 Restaurants or public filings
2. Source: Public filings

PAGE 19 THE BENEFITS OF DARDEN LEASES
1. Annual cash base rent (ABR) as defined in glossary
2. We have estimated Darden current EBITDAR coverage using sales results for the reported FCPT portfolio for the twelve months ended November 2024 and the averaged last four quarters brand average margins

PAGE 23 SELECTIVE APPROACH TO NET LEASE
Note: All data as of 12/31/2024
1. Annual cash base rent (ABR) as defined in glossary

PAGE 24 RESTAURANTS
1. As of 12/31/2024

PAGE 25 RESTAURANT INDUSTRY TARGETS
1. We may acquire properties in the "FCPT Generally Avoids" category but will remain highly selective with a focus on basis and store-level performance. That said, they are not in our current target base and would need to meet our high thresholds to be considered in the future

PAGE 27 AUTO INDUSTRY
1. As of 12/31/2024

PAGE 28 AUTO SERVICE INDUSTRY TARGETS
1. We may acquire properties in the "FCPT Generally Avoids" category but will remain highly selective with a focus on basis and store-level performance. That said, they are not in our current target base and would need to meet our high thresholds to be considered in the future

PAGE 30 MEDICAL RETAIL
1. As of 12/31/2024

PAGE 31 MEDICAL RETAIL INDUSTRY TARGETS
1. We may acquire properties in the "FCPT Generally Avoids" category but will remain highly selective with a focus on basis and store-level performance. That said, they are not in our current target base and would need to meet our high thresholds to be considered in the future

PAGE 34 CONSERVATIVE FINANCIAL POLICIES
Figures pro forma for the credit facility recast as of 2/1/2025, unless otherwise noted
1. See page 41 for reconciliation of net income to adjusted EBITDAre and page 40 for non-GAAP definitions. Net debt is calculated as total debt less cash and cash equivalents

PAGE 35 FCPT'S CONSISTENT LEVERAGE RANGE
1. See page 41 for reconciliation of net income to adjusted EBITDAre and page 40 for non-GAAP definitions. Net debt is calculated as total debt less cash and cash equivalents. Q4 2024 includes forward equity contracts outstanding as of 12/31/2024 for anticipated net proceeds of $98 million

PAGE 37 UNDERWRITING GEARED TOWARD HIGHER SALES VOLUME & BRANDS
1. Brand average sales per Nation's Restaurant News Top 500 (2023 edition, uses 2022 sales volumes)

PAGE 38 HISTORICALLY TIGHT LEASING MARKET IS KEEPING VACANCY LOW
1. Source: CoStar data as of 2/5/2025

PAGE 41 RECONCILIATION SCHEDULES
1. See glossary on page 40 for non-GAAP definitions
2. Other non-reimbursed property expenses include non-reimbursed tenant expenses, vacant property expenses, abandoned deal costs, property legal costs, and franchise taxes

PAGE 42 FFO & AFFO RECONCILIATION
1. Amount represents non-cash deferred income tax (benefit) expense recognized at the Kerrow Restaurant Business
2. Assumes the issuance of common shares for OP units held by non-controlling interest

Four Corners Property Trust

NYSE: FCPT

THANK YOU

INVESTOR PRESENTATION FEBRUARY 2025